FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information
ontained in this Form, the Registrant is also thereby furnishing the
information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 12, 2012

Ger. Gen. No. 158 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following significant event.  As of today, our majority shareholder, Endesa, S.A. has informed to the National Commission on Securities Market of Spain (CNMV, for its Spanish acronym) a significant event, attaching an enlarged presentation for its investor road show in connection with the proposed capital increase in Enersis. Attached to this letter you will find a copy of this presentation in English and Spanish. Copies of these presentations are also available on Endesa, S.A.’s web page (www.endesa.es) and will be soon available on Enersis S.A.’s web page (www.enersis.cl)

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 13, 2012

Endesa

Presentación de Roadshow

endesa

Aviso Legal Importante

Esta presentación no constituye una oferta de venta de valores y no es una invitación a realizar una oferta de compra de valores en ninguna jurisdicción.

Esta presentación contiene algunas declaraciones "a futuro" relacionadas con estadísticas y resultados financieros y operativos previstos y otros acontecimientos futuros. Estas declaraciones no garantizan rentabilidades futuras y están sujetas a riesgos sustanciales, incertidumbres, cambios y otros factores que pueden escapar al control de Endesa o que pueden ser difíciles de predecir. Estas declaraciones pueden constituir declaraciones a futuro en el sentido que establece la *US Private Securities Litigation Reform Act* (Ley de Reforma de los Litigios sobre Valores Privados de EE.UU.) de 1995. La inclusión de estas declaraciones a futuro no debe interpretarse como un indicio de que Endesa o alguna otra persona considera estas predicciones como relevantes o como una predicción fiable de los resultados futuros reales. Estas declaraciones a futuro son subjetivas en muchos aspectos y no existe certeza alguna de que vayan a materializarse o de que los resultados reales no sean considerablemente superiores o inferiores a los descritos. Como resultado de ello, la inclusión de estas declaraciones a futuro en esta presentación no debe hacer que se confíe en ellas necesariamente como predicción de los acontecimientos futuros reales. Las predicciones y otras declaraciones a futuro se basan en numerosas variables y supuestos que son, por naturaleza, inciertos. Los resultados reales pueden diferir sustancialmente de los previstos como resultado de dichos riesgos e incertidumbres. Además, las predicciones financieras no reflejan necesariamente las revisiones de las perspectivas, los cambios en las condiciones comerciales y económicas generales o cualquier otra operación o acontecimiento que haya ocurrido o pueda ocurrir y que no se contemplara en el momento de redactar las predicciones.

Las declaraciones a futuro incluyen, sin limitación, información relativa a: los beneficios futuros previstos, los incrementos previstos en el valor de la empresa, los incrementos previstos en la generación eólica y la generación con gas y la cuota de mercado; la financiación prevista de proyectos en nuevos emplazamientos; los incrementos previstos en la demanda de gas y las compras de gas; la estrategia y los objetivos de gestión; las reducciones previstas de los costes; las tarifas y la estructura de precios; las inversiones previstas de capital y de otro tipo; las adquisiciones previstas de activos e intereses minoritarios; las ventas previstas de activos; los incrementos previstos en la capacidad y la producción y los cambios en el perfil de capacidad; la modernización de la capacidad y la condiciones macroeconómicas. Los supuestos principales sobre los que se basan estas previsiones y objetivos están relacionados con el marco normativo, los tipos de cambios, las desinversiones, los incrementos de la producción y la capacidad instalada en los diferentes mercados en los que opera Endesa, los aumentos de la demanda en estos mercados, la distribución de la producción entre las diferentes tecnologías, un incremento de los costes asociados con una mayor actividad por debajo de ciertos niveles, un precio de mercado de la electricidad por encima de ciertos niveles, el coste de la generación y la disponibilidad y los costes del gas, el fuel, el carbón y los derechos de emisión necesarios para explotar nuestro negocio a los niveles deseados.

Los siguientes factores importantes, además de los analizados en otras partes de este documento, podrían provocar que las estadísticas y resultados financieros y operativos reales difirieran sustancialmente de los expresados en nuestras declaraciones a futuro:

Condiciones económicas y sectoriales: los cambios sustancialmente adversos en las condiciones económicas o sectoriales generales o en nuestros mercados; el efecto de los reglamentos actuales y los cambios normativos; las reducciones de las tarifas; el efecto de las fluctuaciones de los tipos de interés; el efecto de las fluctuaciones de los tipos de cambio; la indisponibilidad de recursos financieros o el incremento de los costes de financiación; las perturbaciones del mercado; los desastres naturales; las repercusiones de legislaciones medioambientales más restrictivas y los riesgos medioambientales inherentes a nuestras operaciones de negocio; y la responsabilidad que podría derivarse de nuestras instalaciones nucleares.

Factores operativos o comerciales: los retrasos o la imposibilidad a la hora de obtener las necesarias aprobaciones reglamentarias, de competencia y de otro tipo, así como el consentimiento de terceros a nuestras propuestas de adquisición o de venta de activos, o cualesquiera condiciones que se impongan en relación con dichas aprobaciones; nuestra capacidad para integrar con éxito los negocios adquiridos; los retos inherentes al hecho de que la atención de la dirección y los recursos de la empresa puedan desviarse de otras oportunidades estratégicas o de cuestiones operativas durante el proceso de integración de los negocios adquiridos; el resultado de las negociaciones con socios y gobiernos; los retrasos o la imposibilidad a la hora de obtener las necesarias aprobaciones reglamentarias, como las de tipo medioambiental para construir nuevas instalaciones y para modernizar o mejorar las instalaciones actuales; la escasez de equipos, materiales o mano de obra y los cambios en sus precios; la oposición de grupos políticos o étnicos; los cambios adversos en el entorno político o normativo en los países en los que operamos nosotros y nuestras empresas asociadas; las condiciones meteorológicas adversas que puedan retrasar la finalización de centrales o subestaciones eléctricas, o desastres naturales, accidentes u otros acontecimientos imprevistos; y la incapacidad para obtener financiación a tipos satisfactorios.

Factores políticos/gubernamentales: condiciones políticas en Latinoamérica; cambios en las leyes, regulaciones e impuestos en España, Europa o en el extranjero.

Factores operativos: las dificultades técnicas; los cambios en las condiciones y costes de explotación; la capacidad para implantar planes de reducción de costes; la capacidad para mantener un suministro estable de carbón, fuel y gas y el efecto de las fluctuaciones de los precios del fuel y el gas; las adquisiciones o restructuraciones; la capacidad para ejecutar con éxito una estrategia de internacionalización y diversificación.

Factores competitivos: las acciones de los competidores; los cambios en los entornos competitivos y de precios; la entrada de nuevos competidores en nuestros mercados.

No pueden ofrecerse garantías respecto a que las declaraciones a futuro contenidas en este documento se materialicen. Se advierte a los lectores de que no deben confiar indebidamente en estas declaraciones a futuro, que se refieren exclusivamente a la fecha de esta presentación. Ni Endesa ni ninguna de sus filiales pretende ni se compromete a actualizar o revisar estas declaraciones a futuro como resultado de nuevas informaciones, acontecimientos futuros u otras circunstancias, excepto cuando la ley así lo estipule.

Esta presentación no podrá considerarse en modo alguno como una oferta o una invitación a participar en la ampliación de capital a la que hace referencia. Dicho aumento de capital está sujeto a la autorización de los órganos corporativos correspondientes y de las autoridades competentes, así como a las regulaciones societarias y de valores aplicables en Chile, Estados Unidos de América, Unión Europea y otras jurisdicciones competentes.

Agenda

I. **Aumento de capital de Enersis: ¿qué hay de nuevo?**

II. ¿Cuál podría ser el uso de la caja procedente en la ampliación de capital?

III. ¿Por qué Enersis es una buena oportunidad de inversión?

Posición de Endesa

Una vez completado el proceso establecido por la SVS, Endesa ha enviado a Enersis una carta que explica la Posición de Endesa sobre elementos específicos de la ampliación de capital de Enersis:

1 Valor de los activos a contribuir	Endesa ha tomado nota del rango considerado como razonable para todos los accionistas por el Directorio de Enersis del 6 de Noviembre (US$ 3,586m - US$ 3,974m o el "Rango").
2 Condición de éxito	La ampliación de capital solo podrá ser declarada exitosa en caso de que la suscripción realizada en caja permita a Endesa contribuir el 100% de su interés en Conosur, sin exceder en ningún caso el límite del 65% de participación establecido en los Estatutos de Enersis. De esta manera, esta condición se cumplirá sólo si se alcanza un nivel mínimo de suscripción de las acciones ofrecidas a los accionistas Minoritarios
3 Posibilidad de que Endesa alcance el 65%	En el caso en que la suscripción del tramo en caja no sea completo, Endesa está dispuesta a incrementar su participación en Enersis hasta el 65% desde el actual 60.62%. Esto implicaría que el aumento de capital en caja fuese inferior al máximo aprobado en la Junta General Endesa tiene intención de mantener su participación resultante en Enersis post aumento de capital
4 Política de dividendos	Endesa apoyará mantener la actual política de dividendos en Enersis de cara al futuro. Adicionalmente Endesa no propondrá ningún pago de dividendos extraordinarios en los próximos 2 años
5 Otros compromisos	• Enersis se convertirá en el único vehículo inversor del Grupo en Latinoamérica con la única excepción de Enel Green Power • Endesa está dispuesta a proporcionar las declaraciones y garantías requeridas por el Directorio de Enersis

Valor de los activos aportados

Valor de los activos de Endesa: referencias oficiales



US$m
E. Walker (25.07.12)
4,862
Ecuación de canje: 34.97% - 35.35%
Claro y A. (24.10.12)
@ 187CLP (25.07.12)
3,870
3,912
4,444
4,492
Ecuación de canje: 30.9% - 32.5%
IM Trust (24.10.12)
@ 187CLP (25.07.12)
3,445
3,621
3,927
4,130
Comité de Directores (29.10.12)
3,452
3,935
Directorio (06.11.12)
3,586
3,974
Brokers Consensus (1)
3,827
3,000
3,500
4,000
4,500
5,000

Nota: Tipo de cambio a 24 Octubre 2012 (480.5 CLP/US$)

(1) Fuente: Informe del valorador independiente IM Trust

(2) Resultado Neto basado en informe de Claro y Asociados

Consideraciones clave

- El Rango propuesto por el Directorio de Enersis implica un múltiplo P/E [2] de entre 9.3x y 10.3x, muy por debajo del múltiplo del precio pre transacción (c. 14.0x) y del actual múltiplo de Enersis (c. 12.4x)
- Comparado con el Valor Fundamental determinado por el Perito y los Valoradores Independientes:
  - Valor mínimo del Rango implica un descuento de c. 24% de media
  - Valor máximo del Rango implica un descuento de c. 16% de media

US$m	Walker	Claro	IM Trust
Valor Fundamental (DCF)	**4,862**	**4,627**	**4,709**
Rango Mín vs DCF	*-26.3%*	*-22.5%*	*-23.9%*
Rango Máx vs DCF	*-18.3%*	*-14.1%*	*-15.6%*

endesa

Cifras clave de la ampliación de capital

	Cifras clave	Comentarios
Tamaño de la ampliación de capital	US$ 5,915 - 6,555m	• Importe total de la ampliación de capital basado en la aportación de activos de Endesa (60.62%) en el Rango
Ampliación de capital máxima en caja	US$ 2,329 - 2,581m	• Aumento de capital en caja requerido para igualar proporcionalmente la contribución de activos de Endesa • La caja finalmente recaudada dependerá del nivel de suscripción del tramo en caja
Aumento de capital en caja mínima para cumplir Condición de éxito	c. US$ 1,200 - 1,400m	• La caja mínima requerida para cumplir con la Condición de éxito dependerá del precio de emisión • A precios actuales de mercado la suscripción necesaria para cumplir la Condición de éxito será de c. 50%

endesa

Proceso de aprobación y próximos pasos

- Desde que la transacción fue calificada por el regulador Chileno como transacción "entre partes relacionadas", la aprobación de la ampliación de capital quedó sujeta a un proceso de aprobación específico
- La transacción deberá ser aprobada por una mayoría de al menos 2/3 de los accionistas

Directorio nombra a valorador independiente

- Siguiendo la decisión de la SVS de considerar la operación "entre partes relacionadas" el Directorio nombra a IM Trust como valorador
- El Comité de Directores nombra a Claro y Asociados como valorador

Completado

Opinión (individual) de los Directores

Informes valoradores independientes

Informe del Comité de Directores

- Valoradores independientes emiten sus informes el 24 de Octubre
- El comité de Directores emite su informe el 29 de Octubre
- El 30 de Octubre los Directores emiten sus opiniones individuales

Completado

Directorio convoca Junta General

- El 6 de Noviembre el Directorio convoca Junta General para aprobar un aumento de capital de hasta US$ 6,555m
- Junta General convocada para el 20 de Diciembre

Completado

Decisión Junta General

- La mayoría requerida para aprobación es de 2/3 del capital con derecho a voto

Pendiente

Periodo de suscripción preferente

- 30 días
- Periodo estimado entre mediados de febrero y mediados de marzo de 2013
- Potencial periodo de suscripción ordinario posterior (bookbuilding)

Pendiente

Finalización ampliación capital

- Estimado finales de marzo 2013

Pendiente

Agenda

I. Aumento de capital de Enersis: ¿qué hay de nuevo?

II. ¿Cuál podría ser el uso de la caja procedente en la ampliación de capital?

III. ¿Por qué Enersis es una buena oportunidad de inversión?

endesa

Enersis tiene un demostrado historial de creación de valor a través de transacciones M&A y adquisiciones de minoritarios

Periodo de alta actividad de M&A

1997

enersis

Endesa España adquiere un 32% de Enersis

CODENSA

Compra del 48.5% de Codensa por US$1,226 mm

emgesa

Adquisición de 75% de Emgesa por US$951 mm

1998

coelce

Adquisición del 89% de Coelce por US$868 mm

1999

enersis

Endesa España adquiere un 32% adicional en Enersis, alcanzando un 64% de participación. Tras una ampliación de capital en 2003, la participación de Endesa se queda en un 60.62%

endesa chile

Enersis adquiere un 35% de Endesa Chile, además del 25% que ya controlaba

2000

transelec, esval, AGUAS cordillera

Venta de Transelec, Esval, Aguas Cordillera y activos inmobiliarios por US$1.400 mm

2001

OPA por la participación de minoritarios en Chilectra (US$150 mm)

2003

Venta de activos por US$757m, incluyendo Canutillar y Río Maipo y ampliación de capital

Periodo de definición de la estructura controladora de Endesa España

2005

gasNatural fenosa

En Septiembre 2005 Gas Natural lanza una OPA hostil sobre Endesa España

2006

e·on

En Febrero 2006, E.ON una OPA por Endesa España

2007

Enel, acciona

En Octubre 2007, Enel y Acciona adquieren el 92% de Endesa España

2009

Enel

Enel adquiere la participación de Acciona en Endesa

EDEGEL

Compra del 29% por US$375 mm de Endesa

edelnor

Compra del 24% por US$128 mm de Endesa

Nuevo Plan Estratégico

2010

synapsis, cam

Venta de Synapsis y CAM por US$72 m

2011

endesa

Análisis de potenciales opciones para la reorganización de las actividades de Endesa en América Latina

2012

endesa

Análisis detallado y Anuncio de la Transacción Propuesta

endesa

¿Cuál podría ser el uso de la caja procedente en la ampliación de capital?

El uso de los fondos que podrían ser recaudados en la ampliación de capital ha sido aprobado por el Directorio de Enersis de 6 de Noviembre. Este podrá incluir un mix de compras de minoritarios y de actividad de M&A:

1 Compra de participaciones Minoritarias

- Se han identificado un **conjunto de transacciones de compra de minoritarios potenciales** que pueden ejecutarse en el corto y medio plazo
- Dichas adquisiciones deberán ser **acretivas en términos de valor** para la Compañía
- **Al nivel de valoración adecuado, la compra de minoritarios tiene diversos atractivos:**
    - Contribuyen significativamente a **reducir el gap existente entre EBITDA consolidado y Net Income**
    - **Mejoran el Gobierno Corporativo** entre las filiales clave de Enersis (comercialmente sensibles)
    - **No hay riesgo de integración**, no son necesarios recursos de gestión adicionales y hay una mayor retención de sinergias

2 Oportunidades de M&A

- El sector eléctrico Latinoamericano se encuentra **inmerso en un proceso de consolidación**, principalmente motivado por:
    - **Salida gradual de players marginales** (locales y extranjeros), y
    - La **creciente importancia de las economías de escala** en el sector, especialmente en distribución (debido a la presión regulatoria)
- Enersis tiene una **posición única** para poder aprovechar este proceso de consolidación del sector, debido a su **posición de liderazgo** tanto en generación como en distribución, en distintas geografías (**amplio nivel de know-how , mayor capacidad para generar economías de escala, experiencia en turn-around de compañías)**
- El **mercado de distribución Brasileño es particularmente atractivo** debido a:
    - su naturaleza **altamente fragmentada**
    - la existencia de **players de tamaño mediano** (algunos de los cuales con problemas financieros), con posibilidades de ser vendidos en el corto / medio plazo; y
    - actual debate regulatorio en proceso propicia una ventana de oportunidades de adquisición oportunistas
- **Diversas oportunidades en distribución en Colombia y Perú pueden ser consideradas**

Apalancamiento adicional para financiar proyectos Greenfield

- Los mercados clave de Enersis muestran un **crecimiento de la demanda muy significativo**, lo que se traduce en la necesidad de construcción de **nueva capacidad / inversión** (tanto en generación como en transmisión)
- La cartera actual de proyectos bajo análisis permitiría **añadir potencialmente más de 11,000 MW de capacidad y requeriría una inversión total aproximada de US$16 bn.**

Tener un balance adecuadamente capitalizado será crítico para que Enersis pueda perseguir las oportunidades más atractivas y maximice el crecimiento/creación de valor para sus accionistas

❶ Adquisición de participaciones clave en minoritarios

Ejemplos ilustrativo

País	Filial	① Part. Enersis pre-transacción[1]	② Contribución Endesa LatAm[2]	③ Adquisición de minoritarios[3]	④ Part. final Enersis[4]
Brasil	Endesa brasil	54.3%	28.5%	4.2%	87.0%
Brasil	ampla	70.2%	21.1%	0.4%	91.7%
Brasil	coelce	35.3%	15.2%	41.1%	91.6%
Colombia	emgesa	16.1%	21.6%		37.7%
Colombia	CODENSA	21.7%	26.7%		48.4%
Perú	edelnor	57.5%	18.0%	24.3%	99.8%
Perú	EDEGEL (Inkia)	37.5%		21.1%	58.6%
Perú	EDEGEL (Mercado)	37.5%		16.4%	74.9%[5]
Perú	Piura		96.5%	3.5%	100.0%
Chile	San Isidro	57.4%	4.4%		61.8%
Chile	Endesa Chile	60.0%		5.0%	65.0%
Chile	Chilectra	99.1%		0.9%	100.0%
Chile	Pehuenche[6]	55.6%		7.4%	63.0%
Argentina	Central Dock Sud		40.0%		40.0%
Argentina	EDESUR	65.4%	6.2%		71.6%
Argentina	Cemsa	27.0%	55.0%		82.0%
Argentina	Yacylec		22.2%		22.2%

(1) + (2) + (3) = (4)

[1] Participaciones directas e indirectas de Enersis pre transacción; [2] Participaciones directas e indirectas contribuidas por Endesa; [3] Potencial adquisición de ciertas participaciones minoritarias post contribución de ELA; [4] Participaciones directas e indirectas de Enersis post transacción y adquisición de participaciones minoritarias; [5] Incluye participación minoritaria de Inkia del 21.1%; [6] Vía el 93% de Endesa Chile en Pehuenche

❷ Oportunidades de M&A

- En un contexto de alto crecimiento esperado en Latinoamérica, Enersis necesita estar preparada para explotar las potenciales oportunidades que puedan surgir. Algunas de estas provienen de los siguientes Sectores/Regiones:

	Factores clave del mercado	Driver de actividad de M&A	Posición de Enersis
Distribución en Brasil	■ Altamente fragmentado (64 DisCos, algunas con problemas financieros) ■ DisCos seleccionadas necesitan restructuración operativa y financiera ■ Compañías con alta exposición a activos de Dx cotizando a atractivos múltiplos	■ **Consolidación del sector en curso** ■ Gradual salida de players marginales ■ Nuevo marco regulatorio deriva en una búsqueda de economías de escala	■ Enersis tiene importantes activos en la región (Ampla y Coelce) y es el consolidador natural. Coelce es considerado como un líder en la industria ■ Historial demostrado en turn-around operacional (reducción de pérdidas de energía)
Distribución en Colombia	■ Compañías de distribución regionales del Estado ■ Alto crecimiento con una perspectiva de crecimiento de cash flow influido por un ciclo regulatorio favorable: alto WACC regulatorio establecido en 13.9% para este ciclo (más elevado de la región)	■ **Plan de privatización del Gobierno:** ■ El Gobierno anunció su intención de privatizar determinadas distribuidoras regionales ■ Privatización de Meta, Quindío, Nariño, Cauca, Huila y Caquetá esperadas en 2013	■ Enersis, a través de su participación en Codensa está bien posicionada para acometer oportunidades de M&A durante el proceso de privatización
Distribución en Perú	■ Con la excepción de Edelnor, Lima e Ica, todas las distribuidoras de Perú son del Estado	■ **Potencial privatización:** ■ El Gobierno ha mostrado en el pasado su potencial interés en lanzar un proceso de privatización ■ Claros beneficios en términos de eficiencia operativa	■ Enersis a través de Edelnor tiene una posición significativa en el mercado distribuidor peruano ■ Enersis está lista para capturar las potenciales oportunidades que pudieran surgir

Aunque en esta etapa aun no sea posible presentar detalles específicos sobre los potenciales targets debido a motivos de confidencialidad, cabe mencionar que ya se han identificado varias oportunidades que podrían ser ejecutadas en el corto plazo. El Directorio de Enersis definirá y el equipo gestor de Enersis ejecutará las potenciales oportunidades que se materialicen

endesa

Agenda

I. Aumento de capital de Enersis: ¿qué hay de nuevo?

II. ¿Cuál podría ser el uso de la caja procedente en la ampliación de capital?

III. ¿Por qué Enersis es una buena oportunidad de inversión?

endesa

Enersis: una propuesta de inversión atractiva en su "situación actual" y aun más tras la Transacción Propuesta

Enersis en su "situación actual"

- Mayor compañía privada del sector eléctrico en Latinoamérica: un player único **verticalmente integrado**, que comprende activos de generación y distribución de gran escala, **diversificados a través de las jurisdicciones más favorables**;
- Opera en **mercados de alto crecimiento, con marcos regulatorios favorables probados**: Chile, Colombia, Brasil y Perú muestran una media anual de crecimiento en el rango de 4.5-7.4% tanto en términos de demanda como de PIB, guiando constantes requerimientos de inversión y por tanto la calidad de la regulación;
- **Equipo gestor muy experimentado**: ha supervisado la construcción de 2,052 MW de nueva capacidad instalada y ha conectado 2.4 millones de nuevos clientes desde 2005, y tiene una experiencia significativa en M&A, desarrollo de negocio, revisiones regulatorias, turnarounds operacionales etc;
- **Valoración muy atractiva**: Enersis todavía cotiza por debajo del precio pre anuncio (media de CLP 187.81 en los 30 días previos al anuncio), y precios objetivos de analistas (CLP 203 post anuncio)

Enersis Post Transacción Propuesta

- La contribución de activos por Endesa permite a Enersis capturar inmediatamente beneficios incrementales (y de esta manera dividendos) sin incrementar el riesgo operativo
- Componente en caja del aumento de capital permitiría a Enersis :
  - **Jugar un mayor rol en la constante consolidación del sector en la región** (resulta de la gradual salida de players marginales);
  - Fortalecer los beneficios (y de esta manera los dividendos) a través de **compras de minoritarios selectivas y disciplinadas**; y
  - **Expandir el programa de inversiones greenfield**, beneficiándose del constante crecimiento de la demanda en los países clave donde opera
- La Transacción Propuesta incrementa significativamente la liquidez de Enersis y por tanto su ranking en los índices clave

endesa

¿Por qué Enersis es una buena oportunidad de inversión?

1. Al precio actual la acción de Enersis representa una oportunidad de inversión única
2. En el contexto de la Transacción Enersis incorporará un relevante portfolio de activos a descuento vs su valor fundamental
3. La simplificación de la estructura se espera que derive en una potencial revalorización

Una Transacción financieramente atractiva con drivers de valor concretos

endesa

❶ Al precio actual la acción de Enersis representa una oportunidad de inversión única

Evolución del precio de la acción de Enersis (pre y post anuncio)

- Precio de la acción previo al anuncio de la transacción muy por encima de los niveles actuales
- Precios objetivo medios de analistas (tanto pre como post anuncio) muy por encima de los actuales niveles



200
185
170
155
140
Precio a Jul 25 2012: 187 CLP
Precio a Nov 7, 2012: 166 CLP
Nov-11 Dec-11 Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12

Consenso de Brokers en Enersis

Broker	Fecha	Precio objectivo (CLP)	Equity value (USD million)	Recomendaccion Outlook	Recomendaccion Upside
Itau BBA Securities	07-Nov-12	169.0	11,490.0	Underperform	2%
Morgan Stanley	25-Oct-12	220.0	14,964.4	Hold	33%
Deutsche Bank	22-Aug-12	241.0	16,407.0	Buy	46%
Banchile - Citi	03-Aug-12	178.0	15,194.0	Neutral	8%
Larrain Vial [(1)]	30-Jul-12	207.0	14,080.0	Buy	25%
Santander	09-Apr-12	225.0	15,305.0	Buy	36%
IM Trust	28-Feb-12	219.0	14,896.0	Buy	32%
Bice	01-Feb-12	225.0	15,305.0	Buy	36%
BCI	02-Jan-12	245.0	16,665.0	Outperform	48%
BofA Merrill Lynch	14-Dec-11	215.0	14,624.0	Neutral	30%
Credit Suisse	27-Sep-11	211.0	14,367.0	Outperform	28%
Average post-announcement		203.0	14,427.1		22%
Average pre-announcement		223.3	15,193.7		35%
Average		214.1	14,845.2		29%

Fuente: Bloomberg

(1) El 25 October Larrain Vial emitió un nuevo informe. Se mantuvo la recomendación de comprar pero se dejó sin vigencia el precio objetivo por "el cambio de supuestos básicos"

❷ En el contexto de la Transacción Enersis incorporará un relevante portfolio de activos a descuento vs su valor fundamental

Contribución de Resultado relevante [1]



US$m
Consolidación de Resultado
43%
60%
42% incremento
907
384
1,291
Enersis
Conosur
Enersis post transaction

Valor activos vs precio acción Enersis [2]



5,000
4,500
4,000
3,500
3,000
1/3/2012
4/3/2012
7/3/2012
10/3/2012
3,976
3,585
Claro mid point media US$4,198m
IMTrust mid point media US$3,785m
Claro mid point (35.2%)
IM Trust mid point (31.7%)

Alto valor fundamental de activos contribuidos

Desglose de valor contribuido [3]



IM Trust (US$ 4,709m)
7%
2%
29%
62%
Claro y A. (US$ 4,627m)
6%
2%
31%
61%

El Rango implica una atractiva valoración vs DCF



P/E [4]
Activos contribuidos
Directorio
9.3x
10.3x
Claro DCF
12.0x
IM Trust DCF
12.3x
Enersis
Enersis actual @166 CLP
12.4x
Enersis pre anuncio @187 CLP
14.0x
8.0x
10.0x
12.0x
14.0x
16.0x

Fuente: informes de los Valoradores Independientes

(1) Fuente: Informe Claro y Asociados (2013E); (2) Tipos de cambio asumidos por IM Trust y Claro y Asociados, ultimo precio a 7 Nov 2012 (3) Basado en valoración DCF, (4) Basado en importes de Claro y Asociados (2013E)

La simplificación de la estructura se espera que derive en una potencial revalorización

Gap de EV / EBITDA 2012 de Enersis vs comparables



9.3x
7.4x
7.5x
5.8x
5.8x
+1.7x
potencial
revalorización
Dx Latam(1)
Gx Latam (2)
Latam integrados(3)
Media
EV pre anuncio

- Mayor visibilidad de las participaciones de Enersis y de la estructura corporativa
- Mayor "propiedad" del EBITDA se espera que beneficie la valoración de Enersis
  - Enersis a cotizado históricamente a un descuento vs. comparables por EV/EBITDA (c. 20%)
  - Potencial revalorización de 1.7x EBITDA
  - Cada vuelta de EBITDA implica c. US$5bn de Valor Empresa adicional

Fuente: Bloomberg y IBES a 24 de Julio de 2012.

(1) Mediana de Luz del Sur, AES Eletropaulo, Equatorial, Light, Coelce y Edenor

(2) Mediana de Tractebel. CESP, AES Tiete, Endesa Chile, Colbún, AES Gener, E.CL, Edegel, Isagen

(3) Mediana de CEMIG, COPEL, CPFL, EdB, Pampa Energia

endesa

¿Por qué creemos que esta transacción es buena para Enersis y sus accionistas?

1 Adquiere un conjunto de activos único

- Oportunidad única de adquirir un grupo de activos de generación y regulados de distribución de alta calidad en la región, sin incrementar el perfil de riesgo operacional del negocio o consumir recursos de gestión adicionales

2 Acelera el Crecimiento

- Otorga a Enersis capital adicional para acelerar el plan de crecimiento de la compañía en un contexto de múltiples oportunidades en la región
- Menú de alternativas de inversión:
  - Adquisición de minoritarios a valoraciones atractivas, con impacto financiero positivo en Enersis
  - Incremento de la actividad en M&A: generación y distribución

3 Confirma a Enersis como el único vehículo de inversión de Endesa

- Enersis se verá reforzada como el único vehículo de inversión de Endesa en Latinoamérica, y consolidará su *equity story* como líder del mercado y consolidador industrial natural *Pan-Latinoamericano*

4 Mejora en los ratios de Valoración

- Aumentar la propiedad del Resultado Neto desde el actual 43% hasta más del 60% post contribución de activos y potencialmente a más del 70% post uso de la caja podría resultar en una potencial revalorización
- Además esto deriva en una reducción del "dividend leakage"

5 Incremento de escala y liquidez en el mercado de valores

- Con la transacción, Enersis llegaría a ser una de las tres mayores compañías chilenas por capitalización bursátil
- La ponderación en el índice se incrementará tras la transacción, llevando a Enersis al primer puesto en el IPSA
- La ampliación de capital mejoraría la liquidez de la acción

Endesa

Roadshow Presentation

endesa

Important Legal Information

This presentation does not constitute an offer to sell any securities and is not soliciting an offer to buy any securities in any jurisdiction.

This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. These statements may constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. The inclusion of these forward-looking statements should not be regarded as an indication that Endesa or any other person considers such projections to be material or to be a reliable prediction of actual future results. These forward-looking statements are subjective in many respects and there can be no assurance that they will be realized or that actual results will not be significantly higher or lower than described. As a result, the inclusion of any forward-looking statements in this presentation should not be relied on as necessarily predictive of actual future events. The projections and other forward-looking statements were based on numerous variables and assumptions that are inherently uncertain. Actual results may differ materially from those projected as a result of such risks and uncertainties. In addition, the financial projections do not necessarily reflect revised prospects, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared.

Forward looking statements include, but are not limited to, information regarding: estimated future earnings; estimated increases in enterprise value, anticipated increases in wind and CCGTs generation and market share; estimated green field project funding; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected assets and minority acquisitions; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where Endesa operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; unavailability of financial resources or increased costs for funding; markets disruptions; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities.

Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals as well as other third parties' consents for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully.

Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

No assurance can be given that the forward-looking statements in this document will be realized. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. Neither Endesa nor any of its affiliates intends, nor undertakes any obligation, to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In no way can this presentation be deemed to be an offer or an invitation to participate in the capital increase to which it refers. Such capital increase is subject to certain corporate and regulatory approvals and to corporate and securities laws and other regulations applicable in Chile, United States of America, European Union and other relevant jurisdictions.

Agenda

I. **Enersis capital increase: what's new?**

II. What could be the use of the cash proceeds raised in the capital increase?

III. Why is Enersis a good investment opportunity?

endesa

Endesa Position

After having completed the procedures mandated by the SVS, Endesa has sent to Enersis a letter explaining the Endesa Position on specific elements of Enersis capital increase:

1 Value of assets to be contributed	Endesa has taken note of the range considered fair for all shareholders by the Enersis Board of Directors of November 6th (US$ 3,586m - US$ 3,974m or the "Range").
2 Condition of success	Capital Increase will be declared successful only if cash subscription reaches the level that allows Endesa to contribute its 100% interest in Conosur, without exceeding the 65% ownership limit set by Enersis Bylaws. Accordingly, this condition will be met only if a minimum subscription level is reached for the shares offered to Minorities shareholders
3 Endesa scope to reach 65%	In case of incomplete subscription of cash tranche, Endesa is able to retain an increased stake in Enersis of up to 65% from the current 60.62%. This would lead to a cash capital increase lower than the maximum defined by the EGM Endesa intends to maintain its resulting stake in Enersis post capital increase
4 Dividend policy	Endesa will support to maintain the current dividend policy of Enersis in the future. Furthermore, Endesa will not propose any payment of extraordinary dividends in the next 2 years
5 Other commitments	• Enersis will become the sole investment vehicle of the Group for investments in the Latam region with the only exception of Enel Green Power • Endesa is willing to provide the reps and warranties requested by the Enersis Board of Directors

Value of assets to be contributed

Value of Endesa assets: official references



US$m
E. Walker (25.07.12)
4,862
@ 187CLP (25.07.12)
Exchange ratio: 34,97% - 35.35%
Claro y A. (24.10.12)
3,870
3,912
4,444
4,492
@ 187CLP (26.07.12)
Exchange ratio: 30.9% - 32.5%
IM Trust (24.10.12)
3,445
3,621
3,927
4,130
Directors Committee (29.10.12)
3,452
3,935
Board of Directors (06.11.12)
3,586
3,974
Brokers Consensus (1)
3,827
3,000
3,500
4,000
4,500
5,000

Nota: Exchange rate as of 24 October 2012 (480.5 CLP/US$)

(1) Source: IM Trust independent appraiser report

(2) Net Income based on Claro y Asociados report

Key considerations

- The Range proposed by the Enersis Board of Directors implies a P/E (2) multiple between 9.3x and 10.3x, well below the undisturbed trading multiple (c. 14.0x) and the current trading multiple of Enersis (c. 12.4x)
- Compared with the fundamental value determined by the Perito and Independent Appraisers:
  - Minimum value of the Range implies a discount of c. 24% on average
  - Maximum value of the Range implies a 16% discount on average

US$m	Walker	Claro	IM Trust
Fundamental value (DCF)	**4,862**	**4,627**	**4,709**
Min Range vs DCF	*-26.3%*	*-22.5%*	*-23.9%*
Max Range vs DCF	*-18.3%*	*-14.1%*	*-15.6%*

endesa

Capital increase key facts

	Key figures	Comments
Capital increase size	US$ 5,915 - 6,555m	• Implied total capital increase amount based on asset contribution from Endesa (60.62%) in the Range
Maximum cash capital increase	US$ 2,329 - 2,581m	• Cash capital increase required to match Endesa assets contribution • Cash finally raised will depend on cash tranche subscription level
Minimum cash capital increase for Condition of success	c. US$ 1,200 - 1,400m	• The minimum cash raised required to meet Condition of success will depend on the issue price • Based on current market prices the subscription needed in order to meet Condition of success will be c. 50%

Approval process and next steps

- Since the transaction has been characterized by the Chilean regulator as a transaction between "related parties", the approval of the capital increase is subject to a special approval process
- The transaction must be approved by a majority of at least 2/3 of the shareholders

Board appoints independent appraisers

- Following the decision by SVS to consider the operation between related parties, BoD appointed IM Trust as appraiser
- The Committee of Directors, appointed Claro y Asociados as appraiser

Completed

Independent appraisers reports / **Directors (individually) opine about the transaction** / **Committee of BoD issues its report**

- Independent appraisers issued their reports on Oct, 24th
- The Committee of BoD issued its report on Oct, 29th
- On Oct, 30th Directors issued their individual opinions

Completed

Board of Directors convene EGM

- On Nov, 6th BoD called the EGM to approve the capital increase up to a maximum of US$ 6,555m
- EGM called on Dec, 20th

Completed

Shareholders meeting decides

- Majority required is 2/3 of outstanding capital stock

Pending

Preferred rights issue period

- 30 days
- Estimated period Mid February- Mid March 2013
- Potential subsequent ordinary subscription period (bookbuilding)

Pending

Capital increase conclusion

- Estimated by end of March 2013

Pending

endesa

Agenda

I. Enersis capital increase: what's new?

II. What could be the use of the cash proceeds raised in the capital increase?

III. Why is Enersis a good investment opportunity?

Enersis has a proven track record of value creation from M&A transactions and minorities acquisition

endesa

Period of intense M&A acitivity

1997
- enersis — Endesa España acquires 32% in Enersis
- CODENSA — Acquisition of 48.5% of Codensa for US$1,226 mm
- emgesa — Acquisition of 75% of Emgesa for US$951 mm

1998
- coelce — Acquisition of 89% of Coelce for US$868 mm

1999
- enersis — Endesa España acquires an additional 32% stake in Enersis, thereby obtaining a 64% of equity interest. Following a capital increase at Enersis in 2003, Endesa's participation decreases to 60.62%
- endesa chile — Enersis acquires 35% of Endesa Chile, in addition to the 25% stake it already controlled

2000
- transelec, esval, AGUAS cordillera — Sale of Transelec, Esval, Aguas Cordillera and real estate assets for US$1.400 mm

2001
- Takeover for participation of minorities of Chilectra (US$150 mm)

2003
- Sale of assets for US$757 mm, including Canutillar and Rio Maipo and capital increase

Period of definition of controlling structure at Endesa España

2005
- gasNatural fenosa — In September 2005 Gas Natural launches hostile takeover on Endesa España

2006
- e-on — In February 2006, E.ON launches a takeover for Endesa España

2007
- Enel, acciona — In October 2007, Enel and Acciona acquire 92% of Endesa España

2009
- Enel — Enel acquires Acciona's stake in Endesa
- EDEGEL — Acquisition of 29% for US$ 375 mm from Endesa
- edelnor — Acquisition of 24% for US$128 mm from Endesa

New strategic plan

2010
- synapsis, cam — Sale of Synapsis and CAM for US$72 million

2011
- endesa — Analysis of potential options for reorganization of Endea's Latin American activities

2012
- endesa — Detailed review and annoucement of Proposed Transaction

endesa

What could be the use of the cash proceeds raised in the capital increase?

The use of proceeds that could be raised in the capital increase has been approved by Enersis Board of Directors on November 6th. This could include a mix of Minorities acquisition and M&A activity:

1 Purchase key remaining minority stakes

- There is a **number of potential minority buy-out transactions** that could be executed in the short / medium term
- Such purchases need to be **value accretive** for the Company
- **At the right valuation, minorities buy-out present a number of attractions:**
  - Provide a significant contribution to **bridging the gap between the consolidated EBITDA and Net income**
  - **Improve Corporate Governance** within key Enersis subsidiaries (commercially sensitive)
  - **No integration risk,** no additional managerial resources required and higher synergies retention

2 M&A opportunities

- Latin America's electricity sector is undergoing a **consolidation phase**, driven by:
  - **Gradual exit of marginal players** (both local and foreign); and
  - The **growing importance of economies of scale in the sector**, especially in distribution (due to regulatory pressure)
- Enersis is **uniquely positioned** to take advantage of such consolidation process, due to its **leading position** in both generation and distribution, in several key geographies (**broader know-how, greater ability to generate economies of scale, turn-around expertise)**
- The **Brazilian electricity distribution market is particularly attractive** given:
  - **its highly fragmented** nature;
  - the existence of **medium-sized players** (some of which are in financial distress), many of which are likely to be sold over the short / medium term; and
  - ongoing regulatory debate provides a window for opportunistic acquisition
- **Opportunities in distribution in Colombia and Peru can be considered**

Additional leverage to fund Greenfield projects

- All Enersis' key markets showing **significant demand growth**, which translates in **large-scale new built / capex requirements** (both for generation and transmission);
- The total portfolio of projects currently under analysis would potentially **add in excess of 11,000MW** and would **require a total investment in excess of US$16 billion.**

Having a well capitalized balance sheet will be critical in order for Enersis to pursue the most attractive opportunities and maximize growth / value creation for its shareholders

endesa

❶ Purchase key remaining minority stakes

Example for illustrative purposes only

Country	Subsidiary	① Enersis stake pre-txn[1]	② Endesa LatAm contribution[2]	③ Acquire minority stakes[3]	④ Total ending stake to Enersis[4]
Brazil	endesa brasil	54.3%	28.5%	4.2%	87.0%
Brazil	ampla	70.2%	21.1%	0.4%	91.7%
Brazil	coelce	35.3%	15.2%	41.1%	91.6%
Colombia	emgesa	16.1%	21.6%		37.7%
Colombia	CODENSA	21.7%	26.7%		48.4%
Peru	edelnor	57.5%	18.0%	24.3%	99.8%
Peru	EDEGEL (Inkia)	37.5%		21.1%	58.6%
Peru	EDEGEL (Market)	37.5%		16.4%	74.9%[5]
Peru	Piura		96.5%	3.5%	100.0%
Chile	San Isidro	57.4%	4.4%		61.8%
Chile	Endesa Chile	60.0%		5.0%	65.0%
Chile	Chilectra	99.1%		0.9%	100.0%
Chile	Pehuenche[6]	55.6%		7.4%	63.0%
Argentina	Central Dock Sud		40.0%		40.0%
Argentina	EDESUR	65.4%	6.2%		71.6%
Argentina	Cemsa	27.0%	55.0%		82.0%
Argentina	Yacylec		22.2%		22.2%

(+) ... (+) ... (=)

[1] Considers Enersis' direct and indirect stakes pre transaction; [2] Considers Endesa's direct and indirect stakes contribution; [3] Considers potential acquisition of certain minority stakes post ELA contribution; [4] Considers Enersis' consolidated direct and indirect stakes post Endesa transaction and acquisition of minority stakes; [5] Includes the minority stake from Inkia of 21.1%; [6] Via Endesa Chile's 93% ownership of Pehuenche

endesa

❷ M&A opportunities

- In a context of expected high growth in Latin America Enersis need to be prepared to exploit potential upcoming opportunities. Some of those could come from the following Sectors/Regions:

	Key market features	M&A activity driver	Enersis position
Distribution in Brazil	■ Highly fragmented (64 DisCos, some facing financial difficulties) ■ Selected DisCos require operating and financial restructuring ■ Companies with high exposure to distribution assets trading at attractive multiples	■ **Ongoing sector consolidation** ■ Gradual exit of marginal players ■ Forthcoming new regulatory framework leads to a search for economies of scale	■ Enersis has important assets in the region (Ampla and Coelce) and it is a natural industry consolidator in the region. Coelce widely considered an industry leader) ■ Proven track record in operational turn-around (electricity losses reduction)
Distribution in Colombia	■ Regional state owned distribution companies ■ High growth with cash flow generation perspective driven by a benign regulatory cycle: high regulatory WACC set at 13.9% for this cycle (highest in the region)	■ **Government privatization plan:** ■ Government announced its intention to privatize selected regional distribution companies ■ Privatization of Meta, Quindío, Nariño, Cauca, Huila y Caquetá expected during 2013	■ Enersis with its participation in Codensa is very well positioned to pursue M&A opportunities resulting from the privatization process
Distribution in Perú	■ With the exception of Edelnor, Lima and Ica all the distribution companies in Perú are state owned	■ **Potential privatization:** ■ Government has shown in the past its potential interest in launching a privatization process ■ Clear benefits in terms of operational efficiency	■ Enersis through Edelnor has a significant position in the Peruvian distribution market ■ Enersis is ready to capture potential opportunities that may come

Although at this stage it is not possible to disclose details on specific targets, due to confidentiality reasons, it is worth noting that several opportunities, which could be executed in the short term, have been already identified. The Enersis Board of Directors will define and the Enersis management will execute the potential opportunities that may rise

Agenda

I. Enersis capital increase: what's new?

II. What could be the use of the cash proceeds raised in the capital increase?

III. Why is Enersis a good investment opportunity?

Enersis: a highly appealing investment proposition "as is" and even more after the Proposed Transaction

Enersis "as is"

- Latin America's largest private sector electricity company: a unique **vertically integrated player**, comprising large scale generation and distribution assets, **diversified across the region's most attractive jurisdictions**;
- Operating in **high growth markets, with well tested regulatory frameworks**: Chile, Colombia Brazil and Peru showing average annual growth in the range of 4.5-7.4% both in terms of demand and GDP, driving continuous investment requirements and therefore quality of regulation;
- **Highly experienced management team**: oversaw the construction of 2,052 MW of new generation capacity and connected 2.4 million of new customers since 2005, and has significant experience across M&A, business development, regulatory reviews, operational turnarounds etc;
- **Highly attractive valuation**: Enersis still trading well below both undisturbed price (average of CLP 187.81 in the 30 days prior to announcement), and analysts' target prices (CLP 203 post announcement)

After Proposed Transaction

- Asset contribution by Endesa allowing Enersis to immediately capture significant incremental earnings (and therefore dividends) without increasing the risk profile
- Cash component of capital increase could enable Enersis to:
  - **play a major role in the ongoing industry consolidation in the region** (resulting from gradual exit of marginal players);
  - further enhance earnings line (and therefore dividends) through **selective and disciplined minorities buy-out**; and
  - **expand greenfield investment programme**, benefitting from continuing demand growth in the key countries where it operates
- Proposed transaction significantly increases Enersis liquidity and further strengthening Enersis ranking in key indexes

endesa

Why is Enersis a good investment opportunity?

1. At current market price Enersis stock represents an unique investment opportunity

2. In the context of the Transaction Enersis will incorporate a relevant portfolio of assets at a discount vs. fundamental value

3. Structure simplification is expected to drive potential valuation uplift

A financially compelling Transaction with concrete value drivers

endesa

❶ At current market price Enersis stock represents an unique investment opportunity

Share price performance of Enersis (pre and post-announcement)

- Share price prior to the transaction announcement well above current levels
- Average analyst target prices (both prior to and following announcement) well above current levels



200
185
170
155
140
Nov-11 Dec-11 Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12
Share price on July 25 2012: 187 CLP
Share price on Nov 7, 2012: 166 CLP

Brokers consensus on Enersis

Broker	Date	Target price (CLP)	Equity value (USD million)	Recommendation Outlook	Recommendation Upside
Itau BBA Securities	07-Nov-12	169.0	11,490.0	Underperform	2%
Morgan Stanley	25-Oct-12	220.0	14,964.4	Hold	33%
Deutsche Bank	22-Aug-12	241.0	16,407.0	Buy	46%
Banchile - Citi	03-Aug-12	178.0	15,194.0	Neutral	8%
Larrain Vial (1)	30-Jul-12	207.0	14,080.0	Buy	25%
Santander	09-Apr-12	225.0	15,305.0	Buy	36%
IM Trust	28-Feb-12	219.0	14,896.0	Buy	32%
Bice	01-Feb-12	225.0	15,305.0	Buy	36%
BCI	02-Jan-12	245.0	16,665.0	Outperform	48%
BofA Merrill Lynch	14-Dec-11	215.0	14,624.0	Neutral	30%
Credit Suisse	27-Sep-11	211.0	14,367.0	Outperform	28%
Average post-announcement		203.0	14,427.1		22%
Average pre-announcement		223.3	15,193.7		35%
Average		214.1	14,845.2		29%

Source: Bloomberg

(1) On 25 October Larrain Vial issued a new research report. The Buy recommendation was confirmed while the target price has been withdrawn due to "changes in basic assumptions"

endesa

2 In the context of the Transaction Enersis will incorporate a relevant portfolio of assets at a discount vs. fundamental value...

Relevant net income contribution [1]


US$m
Net income consolidation
43%
60%
42% increase
907
384
1,291
Enersis
Conosur
Enersis post transaction

Assets value vs Enersis stock price [2]


5,000
4,500
4,000
3,500
3,000
1/3/2012
4/3/2012
7/3/2012
10/3/2012
3,978
3,586
Claro mid point avg. US$4,198m
IMTrust mid point avg. US$3,785m
Claro mid point (35.2%)
IM Trust mid point (31.7%)

High fundamental value of assets contributed

Breakdown of value contributed [3]


IM Trust (US$ 4,709m)
7%
2%
29%
62%
Claro y A. (US$ 4,627m)
6%
2%
31%
61%

The Range implies an attractive valuation vs DCF

P/E [4]


Assets contributed
Board of Directors
9.3x
10.3x
Claro DCF
12.0x
IM Trust DCF
12.3x
Enersis
Enersis current @166 CLP
12.4x
Enersis undisturbed @187 CLP
14.0x
8.0x
10.0x
12.0x
14.0x
16.0x

Source: Independent Appraisers reports

(1) Source: Claro y Asociados report (2013E) (2) Based on exchange rates calculated by IM Trust and Claro y Asociados, last price as of 7 Nov 2012 (3) Based on DCF valuation, (4) Based on Claro y Asociados figures (2013E)

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③ ...while structure simplification is expected to drive potential valuation uplift

Enersis EV / EBITDA 2012 gap vs peers


9.3x
7.4x
7.5x
5.8x
+1.7x potential value uplift
5.8x
Dx Latam (1)
Gx Latam (2)
Integrated Latam (3)
Average
EV pre announcement

- Higher visibility of Enersis participations and corporate structure
- Increased "ownership" of EBITDA expected to benefit Enersis valuation
  - Enersis has historically traded at a discount vs. peer group EV/EBITDA (c. 20%)
  - Potential value uplift of 1.7x EBITDA
  - Each EBITDA turn implies c. US$5bn of additional Enterprise Value

Source: Bloomberg and IBES as of July 24 2012.
(1) Median of Luz del Sur, AES Eletropaulo, Equatorial, Light, Coelce y Edenor
(2) Median of Tractebel. CESP, AES Tiete, Endesa Chile, Colbún, AES Gener, E.CL, Edegel, Isagen
(3) Median of CEMIG, COPEL, CPFL, EdB, Pampa Energia

endesa

Why do we think this transaction is good for Enersis and its shareholders?

1. Acquire unique block of assets

- Unique opportunity to acquire a high quality group of regulated distribution and power generation assets across the region, without increasing the operational risk profile of the business or consuming additional management resources

2. Accelerate Growth

- Provides Enersis with additional capital to accelerate the company's growth plan in the context of multiplying opportunities in the region
- Investment alternatives menu:
  - Minority acquisition at attractive valuations, with a positive financial impact in ENI
  - M&A activity increase: generation and distribution

3. Confirm Enersis as the sole Investment vehicle of Endesa

- Enersis will be reinforced as the only investment vehicle of Endesa in Latin America, and will consolidate its equity story as the Pan-LatAm's market leader and natural industry consolidator

4. Improved Valuation ratios

- Increasing Net Income ownership from current 43% to over 60% after asset contribution and potentially to over 70% after cash utilization could result in a potential valuation uplift
- Furthermore this will drive to a reduction of "dividend leakage"

5. Increased stock market scale and liquidity

- Following the Transaction Enersis should become one of the top three Chilean companies by market capitalization
- Index weighting will increase post transaction making Enersis the first stock in IPSA by ranking
- Capital increase should improve the liquidity of the stock